YUKON-NEVADA GOLD CORP.
#490-688 West Hastings Street
Vancouver, B.C. V6B 1P1 Canada
Tel. No. (604) 688-9427 • Fax No.: (604) 688-9426

E-mail: nicole@yngc.ca • Website: www.yukon-nevadagold.com

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Special General Meeting of Yukon-Nevada Gold Corp. (the "Company") will be held at 490, 688 West Hastings Street, Vancouver, B.C. V6B 1P1, on Tuesday, January 12, 2010 at 10:00 a.m. (local time) for the following purposes:

1.

To approve the proposed issuance of Inducement Warrants to holders of existing share purchase warrants of the Company who elect to exercise such warrants substantially before the respective expiry dates of such warrant as described in management’s information circular accompanying this Notice.

2.	To transact such further or other business as may properly come before the meeting and any adjournment(s) thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to January 12, 2010 being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on November 16, 2009 as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 17th day of December, 2009.

BY ORDER OF THE BOARD
Yukon-Nevada Gold Corp.

“Robert F. Baldock”
Robert F. Baldock, President